Exhibit (a)(1)(F)

To:	[Functional Heads]

From:	Pradman P. Kaul

Date:	March 19, 2009

Subject:	The Hughes Communications, Inc. Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Today Hughes Communications, Inc. (the “Company”) commenced an Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”). The purpose of the Exchange Offer is to recognize key contributions by our U.S. employees and to align their interests with our stockholders’ interests.

This letter is being sent to you because you supervise eligible employees who may look to you for advice or guidance regarding the Exchange Offer. This letter outlines some of the key features of the Exchange Offer. You are receiving this letter so that you are familiar with the materials that your eligible employees will receive.

About the Exchange Offer

The Exchange Offer will begin today, March 19, 2009, and will close at 8:00 a.m. Eastern Time on April 16, 2009, unless we decide to extend the Exchange Offer. The Exchange Offer is completely voluntary and is intended to provide our U.S. employees holding stock options granted on April 24, 2008 under our 2006 Equity and Incentive Plan with the opportunity to hold stock options that over time may have a greater potential to increase in value, thereby creating better incentives for employees to remain at the Company and contribute to achieving our business objectives. We are not encouraging or discouraging you or any other employee to participate in the Exchange Offer. We urge all employees to read the Exchange Offer materials carefully, consult their personal legal, financial and tax advisors and come to his or her own decision about whether to participate in the Exchange Offer.

An Overview of the Election Process

Eligible employees will be sent a package in the mail today with all of the information related to the Exchange Offer. This package will include the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) and an individualized Election Form containing specific information on each individual employee’s eligible stock options.

Employees are encouraged to submit questions about the Exchange Offer by email to OptionExchange@Hughes.com or by calling Sandi Kerentoff at (301) 428-5810 or Michelle Pearre at (301) 428-1648.

What We’re Asking You to Do Now

•	Please review the instructions below on “What We’re Asking You to Do Throughout the Offer” and “What You Should Avoid Doing.”

•	Contact Sandi Kerentoff by email at Sandi.Kerentoff@Hughes.com or by calling (301) 428-5810 with questions you may have.

What We’re Asking You to Do Throughout the Offer

•	If asked, please remind employees of the scheduled election deadline—April 16, 2009 at 8:00 a.m. Eastern Time.

•	Direct employees with questions to email OptionExchange@Hughes.com or to call Sandi Kerentoff at (301) 428-5810 or Michelle Pearre at (301) 428-1648.

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If asked for your advice or opinion, please encourage employees to consult with their own legal, financial and tax advisors regarding whether or not to participate in the Exchange Offer. Please stress to employees that the Company is not encouraging or discouraging their participation.

What You Should Avoid Doing

•	Please do not encourage or discourage employees to participate in the Exchange Offer. Each employee must come to his or her own decision about whether or not to participate in the Exchange Offer.

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Please do not interpret any Exchange Offer document or communication for employees. These materials contain many legal statements and disclosures about our common stock and stock options. If employees have questions or require additional information, please direct them to email OptionExchange@Hughes.com or to call Sandi Kerentoff at (301) 428-5810 or Michelle Pearre at (301) 428-1648.

Thank you in advance for your help and support with the Exchange Offer.

Where You Can Find Additional Information.

The Company has commenced the Exchange Offer to which this communication pertains. Eligible employees are strongly advised to read the Offer to Exchange filed on Schedule TO and the documents related to the Exchange Offer filed with the Securities and Exchange Commission because they contain important information prior to making a decision whether to participate in the Exchange Offer. These written materials and other related documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the Offer to Exchange and other materials related to the Exchange Offer by sending an e-mail to OptionExchange@Hughes.com or by calling Sandi Kerentoff at (301) 428-5810.

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